Exhibit 99.1

Oriental Rise Receives Nasdaq Notification Regarding Minimum Bid-Price Requirement

Ningde, Fujian, China, July 07, 2025 (GLOBE NEWSWIRE) -- Oriental Rise Holdings Limited (Nasdaq: ORIS) (“Oriental Rise” or the “Company”), an integrated supplier of white- and black-tea products in mainland China, today announced that on June 30, 2025 it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid-price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

The notification resulted from the fact that the closing bid price of the Company’s ordinary shares was below US $1.00 per share for 30 consecutive business days, from May 15, 2025 to June 27, 2025. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notice has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “ORIS.”

Under Nasdaq Listing Rule 5810(c)(3)(A), Oriental Rise has a 180-calendar-day compliance period, ending on December 29, 2025 (the “Compliance Period”), to regain compliance with the minimum bid-price rule. If at any time during the Compliance Period the closing bid price of the Company’s ordinary shares is at least US $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance within the initial Compliance Period, it may be eligible for an additional 180-calendar-day grace period, provided that it meets all other continued-listing criteria for the Nasdaq Capital Market (except the bid-price requirement) and notifies Nasdaq of its intention to cure the deficiency, which may include implementing a reverse stock split if necessary.

Oriental Rise is actively monitoring the bid price of its ordinary shares and is evaluating all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

About Oriental Rise Holdings Limited

Oriental Rise Holding Limited is an integrated supplier of tea products in mainland China. Our major tea products include (i) primarily-processed tea consisting of white tea and black tea, and (ii) refined white tea and black tea. Our business operations are vertically integrated, covering cultivation, processing of tea leaves and the sale of tea products to tea business operators (such as wholesale distributors) and end-user retail customers in mainland China. We operate tea gardens located in Zherong County, Ningde City in Fujian Province of mainland China. For more information, visit the Company's website at https://ir.mdhtea.cn/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact and include, without limitation, statements regarding the Company’s ability and plans to regain compliance with Nasdaq’s continued-listing requirements, strategic and operational initiatives, future financial condition, results of operations, business strategy and financing needs. These statements can be identified by terminology such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “will,” “should,” “aim,” “seek” and other similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control, that may cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to, market conditions, the trading price of the Company’s ordinary shares, the Company’s ability to satisfy other Nasdaq listing criteria, the Company’s ability to execute its business strategies, general economic and industry conditions in the markets in which the Company operates, and other factors discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections therein.

The Company cautions investors not to place undue reliance on any forward-looking statement, which speaks only as of the date of this release. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statement to reflect subsequent events or circumstances or changes in its expectations. All forward-looking statements contained herein are expressly qualified in their entirety by this cautionary note.

For further information, please contact:

Oriental Rise Holdings Limited

Investor Relations Department

Email: ir@mdhtea.cn